

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Via E-mail
Don Thompson
Abby, Inc.
60 Auburn Bay Ave SW
Calgary, Alberta T3M 0K7

> **Re:** **Abby, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-170918**
> **Filed April 7, 2011**

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue prior comment 1 from our letter dated March 14, 2011. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes, including page numbers for the changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2. We note your response to our prior comment 2 from our letter dated March 14, 2011 and reissue the comment in part. Please revise your disclosure to include all of your responses to our prior comment 2 and our prior comment three from our letter dated December 29, 2010.

3.   We note your response to our prior comment 3 from our letter dated March 14, 2011 and reissue the comment. We note that your Purchase Agreement provides for the transfer of title of the Westrose property after the completion of Phase Two of your exploration plan. Please provide disclosure as to the *reason* for the arrangement between you and Mr. Wilkinson to delay in transferring the title from Mr. Wilkinson to you until after the completion of your Phase Two. In addition, please revise the following statement on page 34 in light of the delay: "The concession is being registered in the name of Abby, Inc. a Colorado Corporation."

4.   We note your disclosure throughout the filing that the Westrose property was purchased on July 17, 2010 when the purchase agreement indicates that it was as of September 17, 2010. Please revise.

5.   We note that, with this amendment, you have increased the number of shares to be registered by 3,500,000 shares. Please indicate whether the proper registration fee was paid given the disclosure regarding the fee paid did not change to correspond with the increase. In addition, please provide expanded disclosure regarding the February 2011 private placements, including how the investors were solicited.

Determination of Offering Price, page 12

6.   We note your response to our prior comment 9 from our letter dated March 14, 2011. Please revise to further clarify that the price investors were willing to pay for your common stock referenced in this section was based on the price paid by investors in the private placement to the selling shareholders that closed on November 30, 2009.

Selling Shareholders, page 12

7.   We note this section discusses the offering of 9,000,000 shares of common stock. Please revise this section, and throughout the filing, to accurately reflect the number of shares being offered by selling shareholders.

8.   If applicable, revise your "Family Relationships" disclosure to address any family relationships between Kenneth, Sheryl and Calissa Larsen.

Directors, Executive Officers, Promoters and Control Persons, page 18

9.   We note your response to our prior comment 11 from our letter dated March 14, 2011 but did not see the corresponding updated disclosure. Accordingly, we reissue the comment. Please include disclosure regarding the allocation of responsibilities between Mr. Wilkinson and Mr. Don Thompson given the traditional role of management to oversee the day to day operations of the company. In this regard, we note your disclosure on page 28 that you "do not have any employees other than [y]our directors." Please clarify whether Mr. Wilkinson also is an employee of the company, and provide adequate disclosure in this section and in other sections where you discuss Mr. Wilkinson.

10.   We note your response to our prior comment 12 from our letter dated March 14, 2011 but did not see the corresponding updated disclosure. Accordingly, we reissue the comment. Please identify the junior oil companies Mr. Wilkinson is assisting in year-end reserves audits and assisting in the management of oil and gas assets. Please include disclosure regarding possible conflicts of interest that might arise due to Mr. Wilkinson's involvement with other companies, some of which may be your competitors. In the alternative, please explain why such disclosure need not be included.

11.   We note your response to our prior comment 13 from our letter dated March 14, 2011 and your response that Item 401(f) is not applicable to the company. Please indicate in your response the reason Item 401(f) is not applicable to the company. In the alternative, revise to include disclosure required pursuant to Item 401(f) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 21

12.   We note that the most recent amendment made changes to the total number of shares outstanding for the company due to the private placement held in February 2011, but that the percentages for each beneficial owner listed in the table did not change to reflect the dilution in ownership they experienced. Please revise the table to accurately reflect the percentage beneficial ownership of your executive officers, directors and persons who hold 5% or more of the outstanding common stock of your company.

Organization in the Last Five Years, page 24

13.   We note your response to our prior comment 14 from our letter dated March 14, 2011 but did not see the corresponding updated disclosure. Accordingly, we reissue the comment in part. Please revise your disclosure in this section to discuss that you purchased the oil and gas lease for this project valued at $15,000 from Mr. Wilkinson in July 2009 for 3 million shares of common stock plus $7,000 cash.

Government Approvals and Regulations, page 28

14.   We note your response to our prior comment 16 from our letter dated March 14, 2011 and reissue the comment in part. Please provide consistent disclosure throughout the filing regarding specific permits and bonding that must be received by the company in order to engage in your exploration Phases One and Two. In particular, we note the disclosure on page 30 that, "we obtain the necessary permits and bonding."

Management Discussion and Analysis, page 29

15.   We note your disclosure that you have enough funds to complete your exploration program. Please revise to provide disclosure as to whether you currently have a sufficient amount of funds to complete your entire exploration program without additional capital.

16.   We note your disclosure that the company spent "18,000 to start a seismic program that is needed in conjunction with the other phase one work." Revise your disclosure to indicate whether the company spent $18,000 or if the 18,000 is listed in another currency. In addition, please revise your disclosure to clarify the purpose of the 18,000 given its omission from your proposed budget and to include disclosure naming the company or person conducting the seismic program.

17.   We note that you replaced the statement that, "[i]n the absence of such financing [to fund phases two and three], our business will fail," with disclosure regarding the February 2011 private placement. Please indicate whether the February 2011 financing was sufficient to cover phases two and three and whether you have sufficient financing to complete these phases.

Results of Operations, page 33

18.   Please revise your disclosure of the total amount you have raised from private offerings to include the private placement made in February 2011.

Recent Sales of Unregistered Securities, page 40

19.   Please revise to include disclosure required pursuant to Item 701 of Regulation S-K regarding the private placement made in February 2011.

Exhibits, page 41

20.   We note your filing of an amended purchase agreement as exhibit 10.1. Please revise your exhibit table to reflect that the purchase agreement is the amended version.

21.   Please provide a legal opinion that covers the entire amount of securities being registered.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Jill Arlene Robbins